Sichenzia Ross Friedman Ference LLP
61 Broadway     New York     NY     10006
Tel 212 930 9700     Fax 212 930 9725     www.srff.com

November 2, 2007

Jay Mumford
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Iris BioTechnologies, Inc. Registration Statement on Form SB-2 Filed September 20, 2007 File No. 333-142076

Dear Mr. Mumford:

This firm represents Iris BioTechnologies, Inc. (the “Company”) in the above-referenced matter. Enclosed for filing is the Company’s Amendment No. 4 to the Registration Statement on Form SB-2. Below please find our responses to your October 15, 2007 comment letter:

If we fail to comply with FDA requirements, page 8

1.
Please clarify your disclosure in this risk factor so that investors can reconcile the statement in the first paragraph that you intend to seek FDA approval with the statement in the second paragraph that you believe you do not require approval. For example, do you mean that, although you do not believe that you will be subject to the FDA’s pre-market approval process, you still must comply with the FDA’s pre-market certification process?

Response

We have clarified the disclosure to state that in the first paragraph we are discussing the need to file a 501(k) application for pre-market clearance with the FDA and the second paragraph is discussing the possibility that we may need to obtain pre-market approval from the FDA.

2.
Please describe the reason that there is a risk that the FDA might subject your products to the more extensive pre-market approval process. For example, if your statements regarding your products’ potential to make treatment recommendations might result in the FDA concluding that your product requires more extensive approval than is required of products that are merely laboratory tests, please say so directly. Also, in an appropriate section of your document, please describe the pre-market approval process and its duration.

Response

We have revised this risk factor to explain that since the intended use of our product is to assist in the determination of treatment plans the Company may be required to obtain pre-market approval. In addition, in the Government Regulation section we have provided a description of the pre-market approval process.

3.
Your response to prior comment 6 appears to address merely potential pre - market approval requirements. However, prior comment 6 was intended to address your disclosure in the third paragraph of this risk factor which deals with FDA requirements other than pre-market approval. Your disclosure that implies that you are subject to those other requirements only if you are subject to the pre market approval process seems to contradict your disclosure on page 27 and does not appear to be supported the guidance you cite in your response. Therefore, we reissue the comment.

Response

We have revised the third paragraph of this risk factor to clarify that the Company will be subject to additional FDA requirements, which are unrelated to the pre-market clearance process.

Government Regulation, page 25

4.	We note the duration disclosed in response to prior comment 7. If the duration could be substantially longer, please say so clearly.

Response

We revised the discussion of the duration of the review process to clarify that it may be longer in the event that the FDA requests additional information.

5.
We note your paragraph at the end of page 27 describing “[o]ur EU product registrations.” Please clarify if you have any such registrations in place or whether you are discussing potential future applications.

Response

We have revised this discussion to clarify that the Company has not yet made any filings with the EU, but intends to do so in the future.

Recent Sales of Unregistered Securities, page II-1

6.
We note your response to prior comment 11. Please provide us a chart that clearly reconciles the disclosure in this section to the information in your Statement of Deficiency in Stockholders’ Equity. For example, it appears your February 2007 transactions differ in the disclosures.

Response

We have revised this section and attached hereto is a chart that clearly reconciles the disclosure in this section to the information in the Company’s Statement of Deficiency in Stockholders’ Equity.

***
Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

Sincerely,

Yoel Goldfeder

IRIS BIOTECHNOLOGIES, INC
Reconciliation of stock issuances

RESPONSE TO COMMENT 6:

3